UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Morgan Group Holding Co.
        -----------------------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $0.01 Par Value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    61735R104
                              --------------------
                                 (CUSIP Number)

                                August 10, 2005
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /   /    Rule 13d-1(b)
         / X /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 61735R104
---------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Walter P. Carucci
         Bernard Zimmerman & Company, Inc.    13-2736451

         ------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
         (a)
                  -----
         (b)        x
                  -----

3.       SEC Use Only
                      ---------------------------------------------

4.       Citizenship or Place of Organization

Walter P. Carucci - US Citizen
Bernard Zimmerman & Company, Inc. - Connecticut

            ----------------------------------------

 Number of         5.     Sole Voting Power          Walter P. Carucci - 67,500
                                                     Bernard Zimmerman,
                                                     & Company, Inc. -   72,500
 Shares                                              --------------------------
 Beneficially      6.     Shared Voting Power                     0
 Owned by                                            --------------------------
 Each Reporting    7.     Sole Dispositive Power     Walter P. Carucci - 67,500
                                                     Bernard Zimmerman,
                                                     & Company, Inc.   - 72,500
 Person With:                                        --------------------------
                   8.     Shared Dispositive Power                0
                                                     --------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         Walter P. Carucci  - 67,500
         Bernard Zimmerman & Company, Inc.  - 72,500

         ---------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares

         ---------

11.      Percent of Class Represented by Amount in Row (9)
                                                      Walter P. Carucci - 2.2%
                                      Bernard Zimmerman & Company, Inc. - 2.4%
                                                                  Total - 4.6%
                                                              --------

12.      Type of Reporting Person

Walter P. Carucci                               		IN
Bernard Zimmerman & Company, Inc.       			CO
                                                              --------------





Item 1.

         (a)      Name of Issuer

                  Morgan Group Holding Co.
                  -------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  401 Theodore Fremd Ave., Rye, NY 10580
                  -------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  Walter P. Carucci
                  Bernard Zimmerman & Company, Inc.
                  -------------------------------------------------------

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  Walter P. Carucci- C/O Carr Securities Corp.
                  14 Vanderventer Ave, Suite 210, Port Washington, NY 11050

                  Bernard Zimmerman & Company, Inc. -
	          18 High Meadow Road, Weston, CT 06883
                  -------------------------------------------------------

         (c)      Citizenship

		  Walter P. Carucci is a US Citizen.
         	  Bernard Zimmerman & Company, Inc. is organized under
                  Connecticut law.
                  -------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock, Par Value $0.01 per share
                  -------------------------------------------------------

         (e)      CUSIP Number

                  61735R104
                  -------------------------------------------------------

Item 3. This statement is not filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c).


Item 4.   Ownership

          (a)  Amount beneficially owned:

Walter P. Carucci  - 67,500
Bernard Zimmerman & Company, Inc. - 72,500

          (b)  Percent of Class: Walter P. Carucci - 2.2%
				 Bernard Zimmerman & Company, Inc. - 2.4%
				 Total - 4.6%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

		Walter P. Carucci -- 67,500
		Bernard Zimmerman & Company, Inc. -- 72,500

               (ii) shared power to vote or to direct the vote:

		     0

               (iii)sole power to dispose or to direct the disposition of:

		Walter P. Carucci -- 67,500
		Bernard Zimmerman & Company, Inc. -- 72,500

               (iv) shared power to dispose or to direct the disposition of:

		     0

Item 5.   Ownership of Five Percent or Less of a Class

[X]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.   Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                         August 15, 2005
                                         -------------------------------
                                                 Date


                                         Walter P. Carucci
                                         -------------------------------


					By:  /s/  Beth N. Lowson
                                         -------------------------------
					Beth N. Lowson
					The Nelson Law Firm, LLC
					75 South Broadway, 4th Floor
					White Plains, NY 10601
					Attorney In Fact



					Bernard Zimmerman & Company, Inc.

                                         August 15, 2005
                                         -------------------------------
                                                 Date

                                         Bernard Zimmerman, President
                                         -------------------------------


					By:  /s/  Beth N. Lowson
                                         -------------------------------
					Beth N. Lowson
					The Nelson Law Firm, LLC
					75 South Broadway, 4th Floor
					White Plains, NY 10601
					Attorney In Fact














			POWER OF ATTORNEY


The undersigned does hereby constitute and appoint Stephen J. Nelson, Beth
N. Lowson and Kira L. Polner, each of The Nelson Law Firm, LLC, 75 South Broadway, 4th Floor, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of August, 2005.



							/s/ Walter P. Carucci

							Walter P. Carucci









                         POWER OF ATTORNEY

The undersigned does hereby constitute and appoint Stephen J. Nelson, Beth
N. Lowson and Kira L. Polner, each of The Nelson Law Firm, LLC, 75 South Broadway, 4th Floor, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.


This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of August, 2005.



							/s/ Bernard Zimmerman

							Bernard Zimmerman